BY EDGAR TRANSMISSION

June 18, 2015

Ms. Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Principal Exchange-Traded Funds (the “Trust”)
Response to SEC Staff Comments on Registration Statement on Form N-1A
File Nos. 333-201935; 811-23029

This letter responds, on behalf of Principal Exchange-Traded Funds (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on May 27, 2015. Changes in response to Staff comments will be made by the Registrant in a pre-effective N-1A/A filing.

Comment 1.    Please confirm that the “Examples” table only takes into consideration the contractual expense waivers effective through the date of the contractual waiver.
Response:    Confirmed.
Comment 2.    We note your previous response to our comment that the Fund’s fixed income portfolio is not managed to a particular average maturity and/or duration. Please disclose this in the registration statement.
Response:    The requested disclosure has been made.
Comment 3.    In the section titled Equity Securities, we note that reference is made to the Russell MidCap Index. Given the wide range of the capitalization of companies in this particular index, we recommend deleting reference to such index as such reference might be misleading.
Response:    Such reference to the Russell MidCap Index has been removed.
Comment 4.    We note your response to Staff comments that in the “Additional Information about Investment Strategies and Risks” section, the Fund’s investment strategies are listed in alphabetical order for ease of locating information and then identified as being principal or non-principal investment strategies and risks. We recommend noting, next to the description of each investment strategy and risk, whether such strategy/risk is principal or non-principal.
Response:    The requested disclosure has been made.
Comment 5.    Please confirm to us that to the extent the Fund acts as the seller in a credit default swap agreement, the Fund will cover the full notional amount of the transaction.
Response:    The Registrant confirms that if the Fund acts as the seller in a credit default swap, the Fund will cover the full notional amount of the transaction.
Comment 6.    We note disclosure that the portfolio managers for both Edge Asset Management, Inc. and Principal Global Investors, LLC share day-to-day responsibility. Please directly state that the portfolio managers are jointly and primarily responsible for day-to-day management of the Fund’s portfolio. See SEC Release No. IC-26533 (August 23, 2004).
Response: The requested disclosure has been made.
Comment 7.    With regards to the disclosure regarding industry concentration, please acknowledge that it is possible for certain tax-exempt municipal securities to represent an industry or group of industries depending on purpose of issuance.

Response:    The Registrant acknowledges that tax-exempt municipal securities may be issued to finance projects related to a particular industry or group of industries; however, tax-exempt municipal securities themselves do not constitute a particular industry or group of industries. Release No. IC-9785 (May 31, 1977) (a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry”). The Registrant acknowledges that Registrants are expected to provide certain disclosure when 25% or more of a fund’s investments in tax-exempt bonds are in securities the interest upon which is paid from revenue of similar type projects. Id.
Comment 8.    With regards to the disclosure regarding industry concentration, please provide authority as to why securities guaranteed, not issued, by the U.S. government do not represent any particular industry or group of industries for purposes of testing for industry concentration:
Response:    The Registrant respectfully submits that the government securities include those guaranteed by the United States and U.S. government securities do not constitute an industry. The following provides such authority:

•
U.S. government securities do not constitute an industry (“In the Division’s view, the statement of policy required by Section 8(b)(1)(E) of the Act as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Release No. IC-9785 (May 31, 1977)); and

•
the definition of government securities states that they are “any security issued or guaranteed as to principal or interest by the United States”. Investment Company Act of 1940 § 2(a)(16) (emphasis added).

Comment 9.     Please confirm that the Fund will limit its investments in master limited partnerships to 25% or less of the Fund’s total assets pursuant to IRS Code Section 851.

Response:    The Registrant confirms that the Fund will limit its investments in master limited partnerships to 25% or less of the Fund’s total assets.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Sincerely,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel, Registrant